EXHIBIT 12.1
COMPUTATION FOR RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended October 31
	2001	2002	2003	2004	2005
Earnings:
Income before provision for income taxes	$45,412	$59,986	$90,067	$121,992	$158,346
Add:
Interest expense	10,873	8,640	8,267	6,390	21,950
Interest attributable to rentals	856	1,155	1,922	2,443	3,556

Total earnings	$57,141	$69,781	$100,256	$130,825	$183,852

Fixed Charges:
Interest expense	10,873	8,640	8,267	6,390	21,950
Interest attributable to rentals	856	1,155	1,922	2,443	3,556

Total fixed charges	$11,729	$9,795	$10,189	$8,833	$25,506

Ratio	4.9	7.1	9.8	14.8	7.2

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